Exhibit No. 4

                                             November 3, 1997
The Board of Directors
WHG Bancshares
1505 York Road
Lutherville, MD  21093

Attn:  John E. Lufburrow,
        Chairman of the Board

Dear Mr. Lufburrow:

     After reviewing the company's press release concerning its financial results for the September quarter, I no long hold any hope that the company's management has the ability or willingness to improve its deplorable financial situation.

     For well over a year our company has remained in a state of financial stagnation, and as a result the price of our stock has gone nowhere. Shareholders in WHG watched the bull market in thrifts only as spectators. Your efforts have resulted in negligible enhancement in the value of shareholder investment in the company. Significant measures must be immediately implemented to properly enhance shareholder value.

     The company's continuing poor performance for the recent quarter only confirms that action must be taken now to end this endlessly intolerable situation.

     I. Assets and Deposits.

     At June 30, 1996 assets were at 97.6 million and are now, 15 months later, virtually the same. No growth. Deposits have similarly shown no significant improvement during this same period. Their current level of 74.1 million is barely above their March 31, 1996 level of 73.3 million. Relatively flat, for 18 months. Our stock simply cannot rise without growth in these fundamental areas. Furthermore, non-performing loans have almost doubled from the year-ago figure.

     II.  Book Value.

     According to my records, the company's book value per share is $13.36, based 1,462,000 shares outstanding, the last



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Board of Directors
November 3, 1996
Page 2

publicly disclosed number by the company. This is much less than the $14.35 value which you have reported in your recent press release. Even your inflated amount of $14.35 per share, shows no improvement over the book value per share at June 30, 1996:
$14.36 per share. There has been virtually no increase in the book value of our stock over the last 15 months.

     III. Earnings, and Return on Equity:

     Earnings for the September, 1997 quarter were only 10.7 cents per share (based on the number of shares above). This reflects a woeful annual rate of less than 43 cents per share.
At this level ROE, at only 3.1% (annualized, for the September quarter), is worse than for all but one of the past nine quarters. Such dismal earnings equate to a P/E ratio of an astonishing 35 times (based upon $15.25 stock price) - the worst in the last nine already pathetic quarters.

     Since your press release omits vital income statement data, shareholders cannot determine the company's NII to G&A, G&A to assets, and efficiency ratio. However, we can be confident that these figures are equally miserable. Unfortunately this is our only confidence.

     IV.  Capital Ratio and Dividend:

     At March 30, 1996, your capital ratio was an excessive 20.6%. Today it is essentially unchanged at 20.1%. Since then you have paid shareholders a paltry dividend. Even an increased quarterly dividend of $.08 per share reflects a meager annual yield of only 2.1% on a $15.25 stock. You should have brought down this excessive capital long ago by returning cash to shareholders through declaration of a special dividend. There is no reason for you to continue to exercise such poor capital management. You are not performing your fiduciary duty. Any advice you receive on the retention of this excess cash is misguided. Talk to the top Wall Street thrift advisors: FBR, Chas Webb Co., and Sandler.

     By every measure and valuation our company continues to exist in a dreadful state. Its recent performance only reveals that it will continue to go nowhere unless the company's management takes the sorely needed measures to enhance shareholder value - which it has thus far ignored.



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Board of Directors
November 3, 1997
Page 3

     You need to pay a large special dividend of $6.00 to $8.00 per share, now. This will enhance share value for all shareholders while making the balance sheet much more attractive. And, the stock price, net of the payment, will improve. A win-win-win situation. How you fail to implement this is an example of why our company is in its present state.

     With the results you have achieved, continued independence of our company is no longer a viable option. You need to explore strategic alternatives now and align yourself with a larger financial institution with its ability to cut costs, that will pay substantially above current market price for the franchise and the deposits. This will finally enable your shareholders to participate as players, not as spectators. You've had control of our company's destiny for long enough. You've shown what you can do. Turn over the reins to someone capable of handling a public company, with owners who deserve to have their investment enhanced.

     I, and I am sure all your non-management shareholders, hope to hear from you very soon about these serious concerns.

                                             Very truly yours,



                                             Jerome H. Davis
















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